

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via Fax (212) 239-8422

November 12, 2010

Craig Cody
Chief Financial Officer
Kiwibox.com, Inc.
330 W. 38th Street, #1602
New York, New York 10018

> **Re:** **Kiwibox.com, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed on March 31, 2010**
> **File No. 000-32485**

Dear Mr. Cody:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief